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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:__December 15, 2007_____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", or "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the nine months ended October 31, 2007. The MD&A was prepared as of December 19, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of ,RSM including the notes

result of continued activity on the Company's mineral projects Consulting fees and payroll decreased from $1,247,254 for the nine months ending October 31, 2006 to $641,100 for the same period in 2007, a decrease of $606,154. This decrease does not reflect the year end adjustment in the prior year in the amount of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge project in Mineral Properties. In addition, payroll in the current period reflects savings from a decrease in overtime hours worked.

During the period ended October 31, 2007, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the development stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the development stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the three month period and nine month period ended October 31, 2006 is a decrease of $140,539 and $402,582 respectively with a corresponding increase in mineral properties. The opening accumulated deficit for the three month period and nine month period ended October 31, 2006 decreased by $482,712 and $220,669 respectively with corresponding increase in opening balance in mineral properties. The basic and diluted loss per share for the three and nine month periods ended October 31, 2006 decreased by $0.01.

Mineral Properties

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge and Manhattan projects in Nye County, the Pinon, Railroad, and Dark Star projects in Elko County, the Fondaway Canyon, and Dixie-Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project
The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part

of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project
The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP) by year-end 2007. A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects
The Company's Exploration and Option Agreement with Metallic Ventures has been abandoned without any further obligations to either party and with minimal expenditures by the Company.

Liquidity and Capital Resources

The Company's Cash and cash equivalents balance as of October 31, 2007 was $8,809,528 compared to $9,654,288 at January 31, 2007, a decrease of $844,760. The Company also had $123,630 in short term investments at October 31, 2007, as compared to $433,699 at January 31, 2007, a decrease of $310,069.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an

expected life of 24 months.   The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at October 31, 2007 were $9,439,311 as compared to $10,438,324 at January 31, 2007. Mineral properties at October 31, 2007 were $12,957,936 compared to $8,547,743 at January 31, 2007 which represents an increase of $4,410,193, primarily reflecting the increased investment at the Company's Gold Wedge project. Equipment decreased from $2,056,392 at January 31, 2007 to $1,351,757 at October 31, 2007, primarily as a result of amortization.   Total assets as at October 31, 2007 were $23,963,358 as compared to $21,224,226 at January 31, 2007.   This represents an increase of $2,739.132 and is principally due to proceeds received from the exercise of stock options and warrants.

Current liabilities as at October 31, 2007 were $182,697 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares of which 84,079,825 were outstanding at October 31, 2007, compared with 78,275,275 shares outstanding at January 31, 2007. On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008.   On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $44,490. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

At October 31, 2007 there were outstanding options to purchase 7,826,500 common shares of the Company with exercise prices from $0.265-1.44 CDN per share and expiration dates ranging from December 2008 to July 2012. During the nine months ended October 31, 2007, options to purchase 1,515,000 shares of common stock were exercised at a weighted average exercise price of $0.31. On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations as consulting fees and payroll. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.65% and an expected life of 5 years. For the three and nine months ended October 31, 2007, the value assigned to the options was $nil and $750,922 ($803,985 CDN). The Company also had 6,487,996 warrants outstanding as of October

31, 2007 with a weighted average exercise price of $1.75 per share. These warrants expire April 26, 2008.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31[1]			Cumulative from date of inception 6/26/1996
	2007	**2006**	**2005**	
Statement of Operations				
Revenue	$0	$0	$0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	(4,902,903)	(1,306,963)	(560,102)	(8,945,606)
Net loss for the year	(4,892,513	(1,424,925)	(463,193)	(13,394,994)
Deficit, beginning of year	(9,243,221)	(7,818,296)	(7,355,103)	(740,740)
Deficit, end of year	($14,135,734)	($9,243,221)	($7,818,296)	($14,135,734)
Earnings (loss) per common share basic and diluted	($0.07)	($0.03)	($0.01)	

	January 31[1]	
Balance Sheet	**2007**	**2006**
Current Assets	$10,438,324	$1,445,200
Interest in Mineral Properties and Related Deferred Exploration Costs	8,547,743	4,031,188
Equipment, Net	2,056,392	1,258,994
Current Liabilities	(202,157)	(221,733)

1 Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated. These numbers have been restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007.

	3 Mos Ended October 31, 2007	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses [1]	(322,768)	(1,341,029)	(470,573)	822,694	(602,645)	(4,805,612)	(317,340)	(497,274)
Other Income (Losses), net[2]	841,857	422,699	573,822	(356,661)	283,730	529,013	(445,692)	67,142
Net Income (Loss)	$519,089	($918,330)	$103,249	($193,263)	($318,915)	($4,276,599)	($763,032)	($497,274)
Net Income (Loss) per Common share basic and diluted	$0.01	($0.01)	($0.00)	($0.00)	($0.00)	($0.05)	($0.01)	($0.00)

(1) Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.
(2) Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the nine months ending October 31, 2007.

	Ending Balance January 31, 2007[1]	Additions (See details below)	Ending Balance October 31, 2007
Gold Wedge Project	$6,912,843	$4,022,307	$10,935,150
Pinon Project	1,148,259	160,081	1,308,340
Railroad Project	215,813	115,633	331,446
Fondaway Project	162,778	74,762	237,540
Como Project	108,050	37,410	145,460
	$8,547,743	$4,410,193	$12,957,936

(1) Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

Detail of Mineral Properties

For the nine months ending	Oct. 31,2007	Oct. 31,2006[1][2]	Cumulative from date of inception of exploration phase
Gold Wedge Project			
Opening balance	$6,153,207	$2,636,862	$0
Adjustments-Amortization [1]	759,636	220,669	
Opening Balance Restated	6,912,843	2,857,531	
Property Acquisition costs	81,674	234,057	588,073
Travel	52,608	0	265,161
Mine development costs	140,595	0	881,728
Drilling	606,223	1,504,343	884,639
General exploration	0	0	133,353
Professional fees	0	0	72,636
Consulting fees and payroll	946,409	0	2,271,335
Office and general	510,510	257,906	926,478
Analysis and assays	10,283	0	105,005
Supplies, Equipment and transportation	923,083	0	2,296,184
Activity during the period	4,022,307	2,398,888	10,935,150
Closing balance	$10,935,150	$5,256,419	$10,935,150

(1) Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

(2) Consulting fees and payroll for the period ended October 31, 2006 do not reflect a year end adjustment of $1,749,130 for payroll and related expenses for the full year which were capitalized to the Gold Wedge project.

For the nine months ending	Oct. 31,2007	Oct. 31,2006[1]	Cumulative from date of inception of exploration phase
Pinon Project			
Opening balance	$1,148,259	$762,285	$0
Property Acquisition costs	19,018	164,466	444,588
Travel	5,931	0	17,781
Drilling	0	0	130,600
General exploration	0	0	7,765
Professional fees	0	0	66,273
Office and general	52,457	104,427	96,164
Geologist	0	0	32,653
Consulting fees	77,678	0	272,580
Reclamation costs	0	0	167,785
Analysis and assays	4,997	0	71,868
Supplies, Equipment and transportation	0	0	283
Activity during the period	160,081	268,893	1,308,340
Closing balance	$1,308,340	$1,031,178	$1,308,340
Railroad Project			
Opening balance	$215,813	$175,670	$0
Property Acquisition costs	115,633	0	331,446
Activity during the period	115,633	0	331,446
Closing balance	$331,446	$175,670	$331,446

(1) Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

For the nine months ending	Oct. 31,2007	Oct. 31,2006[1]	Cumulative from date of inception of exploration phase
Fondaway Project			
Opening balance	$162,778	$127,652	$0
Property Acquisition costs	64,754	0	227,181
Travel	738		738
Drilling	9,270		9,270
Analysis and assays	0	0	351
Activity during the period	74,762	0	237,540
Closing balance	$237,540	$127,652	$237,540
Como Project			
Opening balance	$108,050	$108,050	$0
Property Acquisition costs	35,933	0	71,628
Travel	0	0	2,806
Geologist	0	0	5,098
Consulting	0	0	41,532
Rent	1,477	0	55,052
Analysis and assays	0	0	9,138
Written off	0	0	(39,794)
Activity during the period	27,410	0	145,460
Closing balance	$145,460	$108,050	$145,460

(1) Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

For the nine months ending	Oct. 31,2007	Oct. 31,2006[1]	Cumulative from date of inception of exploration phase
Manhattan Project			
Opening balance	$0	$0	$0
Property Acquisition costs	0	0	27,707
Travel	0	0	28,253
General exploration	0	0	63,219
Consulting	0	0	47,743
Analysis and assays	0	0	25,601
Written off	0	0	(192,523)
Closing balance	$0	$0	$0
Other Projects			
Opening balance	$0	$0	$0
Cumulative expenditures from date of inception	0	0	3,410,396
Expenditures during the period	0	0	161,548
Written off	0	0	(3,571,944)
Closing balance	$0	$0	$0
TOTAL	**$12,957,936**	**$6,698,969**	**$12,957,936**

(1) Restated (See note 2 of the Interim Consolidated Financial Statements (unaudited) for the Three and Nine Months Ended October 31, 2007

Transactions with Related Parties

	Nine Months Ended July 31	
	2007	**2006**
Due from (to) related parties		
The President & Director of the Company[1]	$21,815	$13,890
Sharpe Resources Corporation[2]	136,964	112,452
	$158,779	$126,342

   (1) This advance is unsecured, non-interest bearing and has no set terms of repayment.

   (2) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three and nine months ended October 31, 2007 include stock options exercised in lieu of a bonus of $nil and $369,386 (for the three and nine months ended October 31, 2006 - $nil and $170,000) and salary of $67,306 and $192,303 (for the three and nine months ended October 31, 2006 - $93,538 and $195,929) paid to the President of the Company and salary of $16,156 and $46,160 (for the three and nine months ended October 31, 2006 - $nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $19,217 and $66,770 for the three and nine months ended October 31, 2007 (three and nine months ended October 31, 2006 - $16,962 and $42,881) paid to an employee who is also a family member of the President and Director of the Company. These amounts were capitalized to mineral properties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Contingencies and Commitments

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company. The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company's business relationships or becoming involved in a sale or merger of the Company or any of its assets. On November 29, 2007,

the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal costs incurred.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.

Changes in Accounting Policies

Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Change in accounting policy with retroactive application

During the period ended October 31, 2007, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the development stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the development stage and enters the production stage. The effect of this change on the January 31, 2007 yearend balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the three month period and nine month period ended October 31, 2006 is a decrease of $140,539 and $402,582 respectively with a corresponding increase in mineral properties. The opening accumulated deficit for the three month period and nine month period ended October 31, 2006 decreased by $482,712 and $220,669 respectively with corresponding increase in opening balance in mineral properties. The basic and diluted loss per share for the three and nine month periods ended October 31, 2006 decreased by $0.01.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Financial Instruments – disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

(d) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(e) Impact upon adoption of Sections 1530, 3855, 3861 and 3865

The primary impact on the interim consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income.

Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and October 31, 2007, the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At October 31, 2007, the Company's marketable securities are carried at fair market value.

(2) The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

> i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and
> ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carry forwards of $5,887.

(3) The Company has evaluated the impact of section 3861 and 3865 on its interim consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of October 31, 2007, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in

obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
December 19, 2007